FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

10 October 2011

HSBC TO SELL HUNGARIAN
CONSUMER FINANCE PORTFOLIO TO COFIDIS

HSBC, through its wholly owned subsidiary, HSBC Credit Zrt. (HSBC Credit), has entered into an agreement to sell approximately 94% of its Hungarian consumer finance portfolio to Cofidis Magyarországi Fióktelepe (Cofidis). In addition Cofidis has agreed to take on employees currently engaged in managing this portfolio. The gross assets of the portfolio were approximately US$27m at 31 August 2011 and the sale is expected to be concluded in the first quarter of 2012.

HSBC Credit announced in May 2009 that it would cease writing new consumer finance business. The activity of the company is limited to serving its residual clients' needs in line with their loan agreements.

The sale to Cofidis represents further progress in HSBC's execution of the strategy set out in May 2011.

Media enquiries to:
Paul Harris	+44 (0) 20 7992 2045	paul1.harris@hsbc.com
Nadia Jarv	+33 1 40 70 25 26	nadia.jarv@hsbc.fr

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,691bn at 30 June 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 10 October, 2011